April 26, 2006

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: H. Roger Schwall

Re:	iShares Silver Trust’s Registration Statement on Form S-1 number 333-125920
(the “Registration Statement”)

Dear Mr. Schwall:

Barclays Global Investors International Inc., in its capacity as sponsor of the iShares Silver Trust (the “Trust”), and Barclays Capital Inc., in its capacity as underwriter of the initial 150,000 shares issued by the Trust, pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully request the acceleration of the effective date of the Registration Statement so that it becomes effective at 9:00 a.m. on April 27, 2006, or as soon thereafter as practicable.

Sincerely,

BARCLAYS GLOBAL INVESTORS INTERNATIONAL INC.		BARCLAYS CAPITAL INC.

By:	/S/ MICHAEL LATHAM	By:	/S/ J.C. TAYLOR
Title:	Managing Director	Title:	Managing Director

By:	/S/ TONY KELLY
Title:	Principal